May 18, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Mail Stop 6010

100 F Street, NE

Washington, D.C. 20549-6010

Attention:              Brian Cascio, Accounting Branch Chief

Division of Corporate Finance

Re:          DexCom, Inc.

Form 10-K for the fiscal year ended December 31, 2006

Form 10-Q for the quarterly period ended March 31, 2007

File No. 000-51222

Dear Mr. Cascio,

On behalf of DexCom, Inc. (“DexCom” or the “Company”), we are providing this letter in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated May 11, 2007 (“Letter”). The numbered paragraphs below correspond to the numbered comments in your Letter; your comments are presented in bold italics.

Form 10-Q for the quarterly period ended March 31, 2007

Note 1.  Organization and Significant Accounting Policies, page 6

1.                                      Please revise future filings to provide a specific revenue recognition policy that demonstrates your compliance with SAB 104.  The policy should address, where significant, customer acceptance, return policies, post shipment obligations, warranties, credits and discounts, rebates, price protection or similar privileges and how these impact revenue recognition.

DexCom will revise its revenue recognition disclosure in future filings as follows:

Revenue on product sales is recognized upon shipment, which is when title and the risk of loss have been transferred to the customer and there are no other post shipment obligations. The Company’s products are generally paid for at the time of shipment using a customer’s credit card and do not include customer acceptance provisions. The Company does not currently offer rebates or price protection and products are only returnable and refundable if the product fails to perform to specifications. The Company accrues for estimated returns and/or refunds by reducing revenues and establishing a liability account at the time of shipment based on historical experience.

2.                                      As a related matter, we see that you sell STS systems and disposable units.  Please revise future filings to disclose if you sell systems combined with disposable units. If so, you should disclose the method used to determine the individual components and how you value them.  Additionally, please revise to disclose whether customers are subject to minimum purchase of disposables or if the price of the system is variable based upon the purchase of disposables.  The accounting for the sale of the disposable units and the STS Systems should be clearly disclosed.

DexCom will revise its revenue recognition disclosure in future filings as follows:

The Company sells its STS systems and disposable units through a direct sales force in the United States.  Both products are individually priced and can be purchased separately or together.  The initial durable system is comprised of a transmitter, a receiver, a power cord, a finger-stick meter interface cable and a carrying case. Durable system “starter kits” include the durable system and two disposable sensors, each labeled to be worn for three days. Customers are not required to purchase additional three-day disposable sensors at the time of their initial purchase and the initial price for the system is not dependent upon disposable purchase minimums.

Note 4.  Commitments and Contingencies, page 8

3.                                      We see that you entered into hedge transaction to minimize the dilution of your common stock upon conversion of the convertible senior notes.  Please provide us with your analysis of the transaction under paragraphs 12-32 of EITF 00-19 and tell us the accounting basis for recording the cost of the call spread transaction as a reduction to additional paid in capital with no subsequent recognition of changes in fair value.

The Company considered the provisions of SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS 150), SFAS 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (EITF 00-19), and EITF 01-6, The Meaning of “Indexed to a Company’s Own Stock” (EITF 01-06) in accounting for the call spread transactions.

On March 6, 2007, DexCom purchased the four call spread options in private transactions to purchase a total of approximately 7,692,306 shares (1,923,076 shares for each option) of the Company’s common stock at an initial strike price of $7.80 per share and cap prices of $9.00, $12.00, $14.00, and $18.50 for $10.95 million. The call options generally allow the Company to receive either cash or shares of the Company’s common stock from counterparties equal to the value of the underlying common stock in excess of $7.80 at each expiration date (subject to the cap price on each date). These call options will expire over the 30 consecutive trading days occurring immediately prior to September 6, 2007, March 6, 2008, September 6, 2008, and March 6, 2009, respectively.  The Company has the option to settle the transaction as a Cash Settlement or a Net Share Settlement:

•                   Cash settlement — If the Settlement Price is less than or equal to the Strike Price, then the Cash Settlement Amount shall equal zero. If the Settlement Price is greater than the Strike Price but less than the Cap Price, then the Cash Settlement Amount shall equal the product of (i) the Daily Number of Options, (ii) the Option Entitlement and (iii) the Settlement Price minus the Strike Price.  If the Settlement Price is greater than or equal to the Cap Price, then the Cash Settlement Amount shall equal the product of (i) the Daily Number of Options, (ii) the Option Entitlement and (iii) the Cap Price minus the Strike Price. The buyer (DexCom) shall not owe the seller any cash amount as a result of Cash Settlement.

•                   Net settlement — The seller shall deliver a number of whole shares equal to the Cash Settlement Amount divided by the stock price of the shares as determined by the seller. The seller also shall pay an additional cash amount equal to the cash value of any fractional shares remaining after rounding down the number of wholes shares. The delivery of the number of whole shares and the cash value of any fractional shares shall be made on the settlement date. The buyer (DexCom) shall not owe the seller and shares as a result of any Net Share Settlement of the transaction.

EITF 00-19 and 01-6 Analysis

Because the Company entered into these contracts that are indexed to and potentially settled in its own stock, the Company evaluated whether these instruments are within the scope of SFAS No. 133, and whether they meet the exception under paragraph 11(a) of SFAS No. 133. Paragraph 11(a) of SFAS No. 133 states that a company should not consider a contract to be a derivative instrument, if the contract issued or held by a company is indexed to its own stock and classified in stockholders’ equity.  To determine if the call options are indexed to the Company’s own stock they must be analyzed under EITF 01-06, and to determine if they could be classified as stockholders’ equity they must be analyzed under EITF 00-19.

EITF 01-6 states that an instrument is considered indexed to a company’s own stock within the meaning of EITF 00-19 provided that the contingency provisions are not based on an observable market, other than the market for the issuer’s stock, or an observable index, other than those calculated or measured solely by reference to the issuer’s own operations, and once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock.  The purchased call option meet the definition of “indexed to a company’s stock” as the instruments’ settlement value is only indexed to DexCom stock price and will be settled in shares or cash, at the Company’s election.

Paragraph 8 of EITF 00-19 provides that contracts that require physical settlement or net-share settlement, or contracts that give the company a choice of net-cash settlement be classified as equity provided that the criteria of paragraphs 12 through 32 of EITF 00-19 are also met.  The call options allow the Company to receives either cash or shares of the Company’s common stock from counterparties with no additional payment by the Company.

The call options are analyzed below:

•                   Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company- the contract allows the Company to receive common shares from counterparties, and the Company will have no obligation to transfer any assets — therefore criteria met.

•                   The contract permits the company to settle in unregistered shares- the contract allows the Company to receive common shares from counterparties, and the Company will have no obligation to deliver shares — therefore criteria met

•                   The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding- the Company will not be required to deliver shares when exercising the call options — it will receive shares. The criteria is deemed to have been met.

•                   The contract contains an explicit limit on the number of shares to be delivered in a share settlement- the Company will not be required to deliver shares when exercising the call options — it will receive shares. The criteria is deemed to have been met.

•                   There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC-  There are no required cash payments as a result of the Company’s failure to make timely filings with the SEC.  The criteria is deemed to have been met.

•                   There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions)- there are no top-off or make-whole provisions.  This criteria is deemed to have been met.

•                   The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares- the Company is not required to pay any cash.  This criteria is deemed to have been met.

•                   There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract- there is no such provision- therefore criteria met.

•                   There is no requirement in the contract to post collateral at any point or for any reason (para 32 )- there is no requirement to post collateral- therefore criteria met.

DexCom noted that the call options met each of the 8 conditions within paragraphs 12 through 32 under EITF 00-19 identified above.

In summary, the call options are not within the scope of SFAS 150.  In addition, they are both (1) indexed to its own stock because it meets the provisions of EITF 01-06 and (2) classified in stockholders’ equity in its statement of financial position because they meet the provisions of EITF 00-19.  Therefore, the call options are not within the scope of SFAS 133 according to paragraph 11(a), and are not recorded as assets or liabilities if they were freestanding derivatives.  As a result the Company concluded that the call options qualify as equity instruments in which the premium paid should be recorded as a reduction to additional paid in capital with no subsequent recognition of changes in fair value.

The Company hereby acknowledges that:

•                   the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                   the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me should you have any questions or comments at (858) 200-0247, or in my absence, Steven Pacelli, Vice President of Legal Affairs, at (858) 200-0255.

Sincerely,
/s/ Steven J. Kemper
Steven J. Kemper
Chief Financial Officer